SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of September, 2004
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                        Commission File Number 001-13908
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                                  AMVESCAP PLC
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                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
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Description of document filed:  NOTIFICATION OF MAJOR INTERESTS
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                                IN SHARES
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AMVESCAP PLC
IMMEDIATE RELEASE  2 SEPTEMBER 2004
CONTACT:  MICHAEL S. PERMAN  TEL: 020 7065 3942


                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES


1) Name of company                                    AMVESCAP PLC

2) Name of shareholder having a major interest

   FRANKLIN RESOURCES, INC.

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18.

   NOTIFICATION IS IN RESPECT OF FRANKLIN RESOURCES, INC. AND ITS AFFILIATES, WHICH INCLUDES FRANKLIN MUTUAL ADVISERS, LLC AND TEMPLETON WORLDWIDE, INC. AND ITS AFFILIATES. FRANKLIN RESOURCES, INC., A DIVERSIFIED FINANCIAL SERVICES COMPANY, AND ITS AFFILIATES PERFORM INVESTMENT MANAGEMENT, ADVISORY AND RELATED SERVICES FOR CLIENTS ON A GLOBAL BASIS.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

   Registered Holder                                            No. of Shares

   Bank of New York, Europe                                            10,330
   Bank of New York, London                                           484,928
   JP Morgan/Chase, London                                         61,252,010
   Cede, New York                                                       4,000
   Citibank, London                                                   544,150
   Euroclear Bruxelles BIC Mgt, London                                 16,350
   Mellon Bank NA, London                                           1,282,369
   Merrill Lynch, London                                            1,364,264
   Northern Trust Company, London                                     997,883
   Royal Trust Corp of Canada, London                               3,532,566
   State Street Nominees Limited, London                            3,573,466
                                              TOTAL                73,062,316

5) Number of shares/amount of stock acquired                NOT STATED

6) Percentage of issued class                               -

7) Number of shares/amount of stock disposed                -

8) Percentage of issued class                               -

9) Class of security                                        25P ORDINARY SHARES

10)Date of transaction                                      NOT STATED

11)Date company informed                                    2 SEPTEMBER 2004

12)Total holding following this notification         73,062,316 ORDINARY SHARES

13)Total percentage holding of issued class following
   this notification                                        9.015%

14)Any additional information                               -

15)Name of contact and telephone number for queries

                  MICHAEL S. PERMAN
                  TEL: 020 7065 3942

16)Name and signature of authorised company official responsible for making this notification

                  MICHAEL S. PERMAN
                  AMVESCAP PLC
                  COMPANY SECRETARY

   Date of Notification       2 SEPTEMBER 2004

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
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                                                (Registrant)



Date  2 September, 2004                   By   /s/  MICHAEL S. PERMAN
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                                                (Signature)

                                            Michael S. Perman
                                            Company Secretary